UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Tellabs, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

879664100

(Cusip Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see notes).

CUSIP NO. 879664100 13G

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael J. Birck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 16,559,323
6 SHARED VOTING POWER 20,559,870
7 SOLE DISPOSITIVE POWER 16,558,171
8 SHARED DISPOSITIVE POWER 20,561,022

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,870,323
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.81%
12	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 879664100 13G

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Katherine R. Birck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,248,870
6 SHARED VOTING POWER 34,870,323
7 SOLE DISPOSITIVE POWER 2,248,870
8 SHARED DISPOSITIVE POWER 34,870,323

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,870
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .57%
12	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 879664100 13G

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Oak Street Investments, L.P., a Delaware limited partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 18,311,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 18,311,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,311,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.63%
12	TYPE OF REPORTING PERSON PN

* SEE INSTRUCTIONS BEFORE FILLING OUT*

Item 1	(a)	Name of Issuer:

Tellabs, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

One Tellabs Center 1415 West Diehl Road Naperville, Illinois 60563

Item 2	(a) – (c)	Name, Principal Business Address and Citizenship of Persons Filing:

This statement is being filed by Michael J. Birck. Mr. Birck’s principal place of business is One Tellabs Center, 1415 West Diehl Road, Naperville, Illinois 60563. Mr. Birck is a United States citizen.

Katherine R. Birck is the spouse of Michael J. Birck. Mrs. Birck’s residence is 744 South Oak Street, Hinsdale, Illinois 60521. Mrs. Birck is a United States Citizen.

Oak Street Investments, L.P. is a Delaware limited partnership whose principal place of business is 744 South Oak Street, Hinsdale, Illinois 60521. Mr. and Mrs. Birck are both general partners of Oak Street Investments, L.P.

With respect to Mr. Birck, this statement relates only to Mr. Birck’s indirect ownership of shares of Common Stock of Tellabs, Inc. owned directly by Oak Street Investments, L.P. and the Tellabs 401(k) Plan, and certain shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck. Mr. Birck disclaims beneficial ownership of 2,248,870 shares owned by his spouse, Katherine R. Birck.

With respect to Mrs. Birck this statement relates only to 2,248,870 shares of Common Stock of Tellabs, Inc. owned directly by Mrs. Birck. Mrs. Birck disclaims beneficial ownership of shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck, the Tellabs 401(k) Plan and Oak Street Investments, L.P.

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number:

879664100

Item 3.	Not applicable.

Item 4.	Ownership.

	A.	Michael J. Birck

	(a)	Amount Beneficially Owned:

34,870,323 Shares (excludes 2,248,870 shares of which the reporting person disclaims beneficial ownership) (1)

	(b)	Percent of Class:

8.81%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

16,559,323 (includes 1,152 shares held by the Tellabs 401(k) Plan on behalf of Mr. Birck and excludes 18,311,000 shares held by Oak Street Investments, L.P. and 2,248,870 shares held by Mrs. Birck) (1)

(ii) shared power to vote or to direct the vote:

20,559,870 (1) (includes 18,311,000 held by Oak Street Investments, L.P. and 2,248,870 shares held by Mrs. Birck)

(iii) sole power to dispose or to direct the disposition of:

16,558,171 (excludes 1,152 shares held by the Tellabs 401(k) Plan, 18,311,000 shares held by Oak Street Investments, L.P. and 2,248,870 shares held by Mrs. Birck)

(iv) shared power to dispose or to direct the disposition of:

20,561,022 (1) (includes 1,152 shares held by the Tellabs 401(k) Plan, 18,311,000 shares held by Oak Street Investments, L.P. and 2,248,870 shares held by Mrs. Birck)

	B.	Katherine R. Birck

	(a)	Amount Beneficially Owned:

2,248,870 Shares (excludes 34,870,323 shares of which the reporting person disclaims beneficial ownership) (1)

	(b)	Percent of Class:

.57%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,248,870 (excludes 18,311,000 shares held by Oak Street Investments, L.P. and 16,559,323 shares held by or on behalf of Mr. Birck)

(ii) shared power to vote or to direct the vote:

34,870,323 (1) (includes 18,311,000 shares held by Oak Street Investment, L.P. and 16,559,323 shares held by or on behalf of Mr. Birck)

(iii) sole power to dispose or to direct the disposition of:

2,248,870 (excludes 18,311,000 shares held by Oak Street Investments, L.P. and 16,559,323 shares held by or on behalf of Mr. Birck)

(iv) shared power to dispose or to direct the disposition of:

34,870,323 (1) (includes 18,311,000 shares held by Oak Street Investments, L.P. and 16,559,323 shares held by or on behalf of Mr. Birck)

	C.	Oak Street Investments, L.P.

	(a)	Amount Beneficially Owned:

18,311,000 *

	(b)	Percent of Class:

4.63%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

18,311,000

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

18,311,000

	(1)	The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification of Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

*	Reflects an additional 97,900 shares as compared to prior year’s filing as result of correcting a clerical error.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

MICHAEL J. BIRCK

/s/ Michael J. Birck

KATHERINE R. BIRCK

/s/ Katherine R. Birck

OAK STREET INVESTMENTS, L.P.

By:	/s/ Michael J. Birck
MICHAEL J. BIRCK

Exhibit Index

Exhibit		Found on Sequentially Numbered Page
Exhibit A:	Agreement of Joint Filing	9

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 17, 2008, containing the information required by Schedule 13G, for the 16,559,323 shares of Common Stock of Tellabs, Inc., held by or on behalf of Michael J. Birck the 2,248,870 shares of the Common Stock of Tellabs, Inc. held by Katherine R. Birck and the 18,311,000 shares of Tellabs, Inc. Common Stock held by Oak Street Investments, L.P.

Dated: February 17, 2009

MICHAEL J. BIRCK

/s/ Michael J. Birck

KATHERINE R. BIRCK

/s/ Katherine R. Birck

OAK STREET INVESTMENTS, L.P.

By:	/s/ Michael J. Birck
MICHAEL J. BIRCK